SCYTHIAN
BIOSCIENCES CORP.

Scythian Biosciences Corp.
(the "Company")

VOTING INSTRUCTION FORM ("VIF")

Special Meeting
March 7, 2018 at 1:00 p.m. (Eastern Time)
1 First Canadian Place, 100 King Street West, Suite 1600,
Toronto, Ontario, M5X 1G5
(the "Meeting")

RECORD DATE: February 5, 2018
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR VIF: March 5, 2018 1:00 p.m. (Eastern Time)

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Jonathan Gilbert**, whom failing **Jonathan Held** (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	**FOR**	**AGAINST**
To Set the Number of Directors at 5.	☐	☐
2. Election of Directors	**FOR**	**WITHHOLD**
a) Victor Neufeld	☐	☐
b) George Scorsis	☐	☐
c) Renah Persofsky	☐	☐
d) Rob Reid	☐	☐
e) Jonathan Gilbert	☐	☐
3. Stock Split Resolution	**FOR**	**AGAINST**
To consider and, if thought appropriate, pass, with or without variation, a special resolution authorizing an amendment to the Company's articles to subdivide the Company's issued and outstanding Common Shares at a ratio of up to eight (8) post-split Common Shares for each one (1) pre-split Common Share, as more particularly set forth in the management information circular.	☐	☐
4. Election of Directors	**FOR**	**AGAINST**
To elect the directors of the Company to serve until the close of the next annual meeting of the Shareholders or until their successors are duly elected or appointed, as more particularly set forth in the accompanying management information circular.	☐	☐
5. Deferred Share Unit	**FOR**	**AGAINST**
To consider and, if thought appropriate, to pass an ordinary resolution as more particularly set forth in the management information circular, to re-approve the Deferred Share Unit Plan of the Company.	☐	☐

This VIF revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of beneficial owner(s) *Date (MM/DD/YYYY)*

TMX | TSX Trust

Voting Instructions – Guidelines and Conditions

The Company is providing you the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form ("VIF") is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.

The completed VIF should be delivered to TSX Trust Company, in the envelope provided or by fax to 416-595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out on the reverse.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED ON THE REVERSE IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

Voting Instructions and Authority - Notes

1. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
2. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.
3. If internet voting is available, you can provide your voting instructions on the website noted on the reverse.
4. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the security holders of the Company.
5. This form does not convey any right to vote in person at the Meeting. **We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted.**
6. Guidelines for proper execution of the proxy/VIF are available at www.stac.ca. Please refer to the Proxy Protocol.

For assistance, please contact TSX Trust Company.

Mail:	TSX Trust Company 301 - 100 Adelaide Street West Toronto, ON M5H 4H1
Telephone:	416-361-0930
Facsimile:	416-595-9593
Email:	TMXEInvestorServices@tmx.com

Appointing yourself or someone else to vote your securities

If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, write your name or the name of the person attending the Meeting in the space labeled "*Please print appointee name*" on the VIF and return it. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted.